UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2009
Commission File Number 001-14564
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):  _____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant home country, or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
Announcement
Change in Directors
The Board of Directors (the “Board”) of APT Satellite Holdings Limited (the “Company”) hereby announces that with effect from 1 June 2009 Mr. Tong Xudong has resigned as the Executive Director & Vice President of the Company and the member of each of the Nomination Committee and Remuneration Committee of the Company for the reason of new working arrangement. The Board would like to thank Mr. Tong and expresses its appreciation for his valuable contribution and service to the Company during his terms of office.
Mr. Tong confirmed that there is no disagreement with the Board and there is no other matter that needs to be brought to the attention of the shareholders of the Company.
The Board also announces that with effect from 1 June 2009 Mr. Wu Jinfeng has been appointed as the Non-Executive Director of the Company.
Mr. Wu Jinfeng, aged 47, has been appointed as the Non-Executive Director of the Company commencing 1 June 2009. Mr. Wu had been the Non-Executive Director of the Company during the period from February 2001 to September 2004.
Mr. Wu has also been appointed as the Director of APT Satellite Company Limited, APT Satellite Investment Company Limited, subsidiaries of the Company. Mr. Wu has also been appointed as the Director of APT Satellite International Company Limited (“APT International”), the substantial shareholder of the Company.
Mr. Wu is graduated from the University of Science of Technology of China in 1988, and from the Guanghua School of Management of Peking University in 2000, with a master degree of engineering and a master degree of business administration, and he is also a professor-level senior engineer.
Mr. Wu is currently the General Manager of China Satellite Communications Corporation (“ChinaSat”) and concurrently the Chief Engineer of China Aerospace Science & Technology Corporation (“CASC”); the General Manager and Director of China Direct Broadcast Satellite Company Limited; the General Manager and Director of China Orient Telecomm Satellite Company Limited; the Vice General Manager of China Telecommunications Broadcast Satellite Corporation; and the Chairman of the Board of China Satellite Mobile Multimedia Network Company Limited.

Both CASC and China Telecommunications Broadcast Satellite Corporation are two of the shareholders of APT International; China Direct Broadcast Satellite Company Limited is an enterprise in China jointly established by ChinaSat and Sino Satellite Communications Company Limited; and both China Orient Telecomm Satellite Company Limited and China Telecommunications Broadcast Satellite Corporation are wholly-owned subsidiaries of ChinaSat. Furthermore, as announced by the Company on 16 April 2009, upon completion of the merger, ChinaSat will become a wholly-owned subsidiary of CASC.
Mr. Wu was a lecturer in the University of Science of Technology of China from 1983 to 1988. Then, he has held various posts, namely Engineer, Deputy Director in communications organization division, General Manager in satellite business department of China Telecommunications Broadcast Satellite Corporation and Vice General Manager of ChinaSat during the years 1988 to 2000, and has accumulated rich experience in operation and corporation management in satellite communication industry.
Save as disclosed above, Mr. Wu does not hold any other position with the Company and other members of the Company, nor has any directorship in other listed public companies in the last three years. He has no relationship with any directors, senior management, substantial shareholder or controlling shareholder of the Company and does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.
Mr. Wu has yet to enter into any service contract with the Company, nor is appointed for specific term. His only emolument is annual director’s fee of HK$50,000. Director’s emolument is determined in general meeting in accordance with the Bye-Laws of the Company with reference to the recommendation provided by the Company’s Remuneration Committee in accordance with its Terms of Reference after taking into account of certain determining factors, including the Company’s operation objective and development plan; the managerial organization structure; the financial budget of the Company; the performance and expectation of the relevant person; and the supply and demand situation of the human resources market, to the Board. In addition, pursuant to the Bye-Law 87 of the Bye-Laws of the Company, Mr. Wu shall hold office until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting.
Save as disclosed above, there is no other matter that needs to be brought to the attention of holders of securities of the Company, nor there is any information as required to be disclosed pursuant to paragraphs 13.51(2)(h) to 13.51(2)(v) of the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited.
The Company warmly welcomes Mr. Wu Jinfeng joining the Board.

By Order of the Board
Dr. Lo Kin Hang, Brian
Company Secretary
Hong Kong, 29 May 2009
The Directors as at the date of this announcement are as follows:
Executive Directors:
Cheng Guangren (President) and Qi Liang (Vice President)
Non-Executive Directors:
Rui Xiaowu (Chairman), Lim Toon, Yin Yen-liang, Wu Zhen Mu, Yong Foo Chong, Wu Jinfeng and Tseng Ta-mon (Alternate Director to Yin Yen-liang)
Independent Non-Executive Directors:
Huan Guocang, Lui King Man, Lam Sek Kong and Cui Liguo

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 29, 2009.

APT Satellite Holdings Limited

By	/s/ Cheng Guangren

Cheng Guangren Executive Director and President